

March 4, 2013

Via E-mail
Ms. Lori A. Walker
Chief Financial Officer
The Valspar Corporation
901 3rd Avenue South
Minneapolis, MN 55402

   Re: The Valspar Corporation
      Form 10-K for the Fiscal Year Ended October 26, 2012
      Filed December 19, 2012
      File No. 1-3011

Dear Ms. Walker:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ John Cash

       John Cash
       Accounting Branch Chief